Weild Capital, LLC
dba Weild & Co.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Weild Capital, LLC
dba Weild & Co.

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Weild capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weild capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weild capital, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Weild capital, LLC's management. Our responsibility is to express an opinion on Weild capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weild capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commissio n and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test bas is, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Weild capital, LLC's auditor since 2010.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 30, 2026

Weild Capital, LLC

dba Weild & Co.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	101,183
Accounts receivable		588,970
Due from Affiliates		368,138
Prepaid expenses		47,333
Total assets	$	1,105,624

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	572,607
Total liabilities		572,607
Members' equity		533,017
Total liabilities and members' equity	$	1,105,624

See accompanying notes to financial statements.

Weild Capital, LLC

dba Weild & Co.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

Weild Capital LLC (the "Company"), a New York Limited Liability Corporation established in 2015, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Weild & Co. Inc. ("the Parent"). Mr. David Weild IV is the majority shareholder of the Parent.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company provides investment banking and consulting services.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers includes transaction fees. Revenues from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. The recognition and measurement of revenue is based on the assessment of individual contract terms.

For the year ended December 31, 2025, retainer fees and service fees were $1,201,624 and $9,134,058 respectably and are included in the statement of operations.

Weild Capital, LLC

dba Weild & Co.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies (continued)

Accounts Receivable

The Company recognizes revenue from retainer, service and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs. "Due from affiliates" is a monthly invoice to bankers for compliance and support in which case the balance is due once a retainer or closing comes in.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2025, there were receivables of $957,108 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities at December 31, 2025.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for the last three years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Weild Capital, LLC

dba Weild & Co.

NOTES TO FINANCIAL STATEMENTS

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2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2025, the Company's net capital was $92,171 which was $53,997 in excess of its minimum requirement of $38,174.

3. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2025, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Related party transactions

The Company has an expense-sharing agreement, with Weild & Co., Inc. During the year the Company paid approximately $1,249,080 to the Parent for expenses paid on behalf of the Company included in the accompanying statement of operations.

Weild Capital, LLC

dba Weild & Co.

NOTES TO FINANCIAL STATEMENTS

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5.   **Commitments and contingencies**

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations.

6.   **Subsequent events**

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.



April 15, 2025

Weild Capital, LLC (d/b/a Weild & Co.) Assertions

Weild & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of C.F.R § 240.15c3-3, and

(2)   Firm will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff because it engages in private placements of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions; merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and provide marketing support to third-party broker-dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and

(3)   The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent fiscal year without exception.

Weild & Co.

I, David Weild IV, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Weild IV
_____
David Weild IV
Principal and Compliance Officer

Weild & Co. • 777 29th Street, Suite 402 • Boulder, CO 80303 • (303) 223-9621 • www.WeildCo.com